Douglas Charton
617.951.9192
Fax:  617.261.3175
douglas.charton@klgates.com

June 29, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

Re:	ASGI Aurora Opportunities Fund, LLC File No. 811-22516

Dear Ms. Johnson:

Transmitted electronically with this letter, on behalf of ASGI Aurora Opportunities Fund, LLC (the “Fund”) is an information statement filed in accordance with Schedule 14C (the “Information Statement”).

The Fund’s Board of Managers has approved a conversion of the Fund’s federal income tax status as well as certain amendments to the Fund’s advisory and subadvisory agreements (collectively, the “Amendments”).  The Amendments eliminate the performance fee and provide for an increase in the management fee.  The Fund has received written consents approving the Amendments on behalf of members of the Fund whose interests amount to well in excess of the required vote under the Investment Company Act of 1940, as amended.  Accordingly, the Fund is filing the Information Statement in lieu of a proxy solicitation.

Further details are contained in the Information Statement and the exhibits filed thereto.

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Any questions should be directed to the undersigned at 617.951.9192 or George Zornada at 617.261.3231.

Sincerely,

/s/ Douglas Y. Charton
Douglas Y. Charton